Exhibit 10.3
Change in Control and Severance Agreement
This Change in Control and Severance Agreement (the “Agreement”) is entered into by and between [Name] (the “Executive”) and Basis Global Technologies, Inc., a Delaware corporation (the “Company”), effective as of                                   (the “Effective Date”).
1.Term of Agreement.
This Agreement shall terminate the earlier of the third (3rd) anniversary of the Effective Date (the “Expiration Date”) or the date the Executive’s employment with the Company terminates for a reason other than a Qualifying Termination or CIC Qualifying Termination; provided however, if a definitive agreement relating to a Change in Control has been signed by the Company on or before the Expiration Date, then this Agreement shall remain in effect through the earlier of:
(a)The date the Executive’s employment with the Company terminates for a reason other than a Qualifying Termination or CIC Qualifying Termination, or
(b)The date the Company has met all of its obligations under this Agreement following a termination of the Executive’s employment with the Company due to a Qualifying Termination or CIC Qualifying Termination.
This Agreement shall renew automatically and continue in effect for three (3) year periods measured from the initial Expiration Date, unless the Company provides Executive notice of non-renewal at least three (3) months prior to the date on which this Agreement would otherwise renew. For the avoidance of doubt, and notwithstanding anything to the contrary in Section 2 or 3 below, the Company’s non-renewal of this Agreement shall not constitute a Qualifying Termination or CIC Qualifying Termination, as applicable.
2.Qualifying Termination. If the Executive is subject to a Qualifying Termination, then, subject to Sections 4, 8, and 9 below, Executive will be entitled to the following benefits:
(a)Severance Benefits. The Company shall pay the Executive 6 months of his/her monthly base salary (at the rate in effect immediately prior to the actions that resulted in the Qualifying Termination). The Executive will receive his or her severance payment in a cash lump-sum in accordance with the Company’s standard payroll procedures, which payment will be made no later than the first regular payroll date occurring after the sixtieth (60th) day following the Separation, provided that the Release Conditions have been satisfied.
(b)Continued Employee Benefits. If Executive timely elects continued coverage under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”), the Company shall pay the full amount of Executive’s COBRA premiums on behalf of the Executive for the Executive’s continued coverage under the Company’s health, dental and vision plans, including coverage for the Executive’s eligible dependents, for the same period that the Executive is paid severance benefits pursuant to Section 2(a) following the Executive’s Separation or, if earlier, until Executive is eligible to be covered under another substantially equivalent medical insurance plan by a subsequent employer. Notwithstanding the foregoing, if the Company, in its sole discretion, determines that it cannot provide the foregoing subsidy of COBRA coverage without potentially violating or causing the Company to incur additional expense as a result of noncompliance with applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company instead shall provide to Executive a taxable monthly payment in an amount equal to the monthly COBRA premium that Executive would be required to pay to continue the group health coverage in effect on the date of the Separation (which amount shall be based on the premium for the first month of COBRA coverage), which payments shall be made regardless of whether Executive elects COBRA continuation coverage and shall commence on the later of (i) the first day of the month following the month in which Executive experiences a Separation and (ii) the effective date of the Company’s determination of violation of applicable law, and shall end on the earlier of (x) the effective date on which Executive becomes covered by a health, dental or vision insurance plan of a subsequent employer, and (y) the last day of the period that the Executive is paid severance benefits pursuant to Section 2(a) after the Separation, provided that, any taxable payments under Section 2(b) will not be paid before the first business day occurring after the sixtieth (60th) day following the Separation and, once they commence, will include any unpaid amounts accrued from the date of Executive’s Separation (to the extent not otherwise satisfied with continuation coverage). Executive shall have no right to an additional gross-up payment to account for the fact that such COBRA premium amounts are paid on an after-tax basis.
3.CIC Qualifying Termination. If the Executive is subject to a CIC Qualifying Termination, then, subject to Sections 4, 8, and 9 below, Executive will be entitled to the following benefits:
(a)Severance Payments. The Company or its successor shall pay the Executive 12 months months of his/her monthly base salary and the fraction of his/her annual target bonus equal to the number of full months during which the Executive was employed by the Company for the corresponding performance year divided by twelve, in each case, at the rate in effect immediately prior to the actions that resulted in the Separation. Such payment shall be paid in a cash lump sum payment in accordance with the Company’s standard payroll procedures, which payment will be made no later than the first regular payroll date occurring after the sixtieth (60th) day following the Separation, provided that the Release Conditions have been satisfied. For the avoidance of doubt, in the event that a Change in Control occurs within three (3) months following a Qualifying Termination or a termination that could be a CIC Qualifying Termination, then, provided that such Qualifying Termination or termination that could be a CIC Qualifying Termination followed a Potential Change in Control, then the Executive shall receive an additional payment in order to provide the benefits described in this Section 3(a) payable within 60 days following the date of such Change in Control.
(b)Equity. Each of Executive’s then outstanding Equity Awards shall accelerate and become vested and exercisable as to (i) 50% of the then-unvested shares subject to the Equity Award if Executive has been employed with the Company for less than one year on the Separation date or (ii) 100% of the then-unvested shares subject to the Equity Award if Executive has been employed with the Company for a year or more on the Separation date. Subject to Section 4, the accelerated vesting described above shall be effective as of the Separation. For the avoidance of doubt, in order to give effect to the acceleration contemplated by this Section 3(b), each of Executive’s outstanding Equity Awards shall remain outstanding and eligible to vest (solely pursuant to the terms of this Section 3(b)) for a period of three (3) months following a Qualifying Termination or a termination that could be a CIC Qualifying Termination, and will be effective upon the Change in Control.
(c)COBRA; Pay in Lieu of Continued Employee Benefits. The Company or its successor shall provide the Executive with continuation of COBRA benefits or a cash benefit, in both cases on the same terms as set forth in Section 2(b) above, for the same period that the Executive is paid severance benefits pursuant to Section 3(a) following the Executive’s Separation or, if earlier, until Executive is eligible to be covered under another substantially equivalent medical insurance plan by a subsequent employer.
4.General Release. Any other provision of this Agreement notwithstanding, the benefits under Section 2 and 3 shall not apply unless the Executive (i) has executed a general release of all known and unknown claims that he or she may then have against the Company or persons affiliated with the Company and such release has become effective and (ii) has agreed not to prosecute any legal action or other proceeding based upon any of such claims. The release must be in the form prescribed by the Company, without alterations (this document effecting the foregoing, the “Release”). The Company will deliver the form of Release to the Executive within thirty (30) days after the Executive’s Separation, or such other time limit as is expressly provided in the Release documents; provided, however, that in all cases the Release must be executed and have become irrevocable within sixty (60) days following the date of the Executive’s Separation.
5.Accrued Compensation and Benefits. Notwithstanding anything to the contrary in Section 2 and 3 above, in connection with any termination of employment (whether or not a Qualifying Termination or CIC Qualifying Termination), the Company shall pay Executive’s earned but unpaid base salary and other vested but unpaid cash entitlements for the period through and including the termination of employment, including unreimbursed documented business expenses incurred by Executive through and including the date of termination (collectively “Accrued Compensation and Expenses”), as required by law and the applicable Company plan or policy. In addition, Executive shall be entitled to any other vested benefits earned by Executive for the period through and including the termination date of Executive’s employment under any other employee benefit plans and arrangements maintained by the Company, in accordance with the terms of such plans and arrangements, except as modified herein.

6.Definitions.
(a)“Cause” shall mean Executive’s: (i) material breach of the provisions of this agreement, Executive’s offer letter or employment agreement with the Company including improper disclosure of confidential information and material failure to perform his/her duties for the Company, or any proprietary information and inventions assignment agreement with the Company; (ii) willful or intentional misconduct or recklessness resulting in material harm to the business or reputation of the company, or any parent or subsidiary thereof; (iii) material violation of any policy of the company, or any parent or subsidiary thereof by which Executive is then-employed, or any state or federal law relating to the workplace environment (including, without limitation, laws relating to sexual harassment or age, sex or other prohibited discrimination) ; (iv) commission of, or plea of nolo contendere, to either a felony or any crime involving moral turpitude; (v) commission of any fraud or dishonesty in connection with his/her duties to the Company, embezzlement, or misappropriation; or (vi) failure to cooperate with the Company in any investigation or formal proceeding. Notwithstanding the foregoing, prior to a termination for Cause pursuant to clauses (i) or (ii) above, the Company shall provide Executive with (1) written notice that the Company's Board of Directors has identified actions or a particular event giving rise to Cause and (2) an opportunity to reasonably cure (if reasonably curable) such actions or particular event giving rise to cause within thirty (30) days of receiving such written notice.
(b)“Code” means the Internal Revenue Code of 1986, as amended.
(c)“Change in Control.” For all purposes under this Agreement, a Change in Control shall mean a “Corporate Transaction,” as such term is defined in the Plan, provided that the transaction (including any series of transactions) also qualifies as a change in control event under U.S. Treasury Regulation 1.409A-3(i)(5)(v) and (vii).
(d)“CIC Qualifying Termination” means a Separation (A) within twelve (12) months following a Change in Control or (B) within three (3) months preceding a Change in Control (but as to part (B) only if the Separation occurs after a Potential Change in Control) resulting, in either case (A) or (B), from (i) the Company or its successor terminating the Executive’s employment for any reason other than Cause or (ii) the Executive voluntarily resigning his or her employment for Good Reason. A termination or resignation due to the Executive’s death or disability shall not constitute a CIC Qualifying Termination. A “Potential Change in Control” means the date of execution of a legally binding and definitive agreement for a corporate transaction which, if consummated, would constitute the applicable Change in Control (which for the avoidance of doubt, would include a merger agreement, but not a term sheet for a merger agreement). In the case of a termination following a Potential Change in Control and before a Change in Control, solely for purposes of benefits under this Agreement, the date of Separation will be deemed the date the Change in Control is consummated
(e)“Equity Awards” means all options to purchase shares of Company common stock, as well as all other stock-based awards granted to the Executive, including, but not limited to, stock bonus awards, restricted stock, restricted stock units and stock appreciation rights, but excluding any equity awards that remain subject, in whole or in part, to any unsatisfied performance-based vesting conditions (it being understood that service-based vesting conditions alone shall not be deemed performance-based for this purpose).
(f)“Good Reason” means, without the Executive’s prior written consent, (i) a decrease in Executive’s annual base salary by more than ten percent (10%) from the maximum base salary that Executive has received at any prior time in service with the Company; (ii) a material, detrimental change to Executive’s role with the Company, or any parent or subsidiary thereof or successor thereto by which Executive is then employed, including by reason of a reduction of Executive’s duties, responsibilities, or authority provided, however, that if by virtue of the Company being acquired and made a division or business unit of a larger entity following such acquisition, Executive retains substantially similar authority, duties or responsibilities for such division or business unit of the acquiring corporation but not for the entire acquiring corporation, such reduction in authority, duties or responsibilities shall not constitute “Good Reason” for purposes of this Agreement; (iii) a material breach by the Company, or any affiliate of or successor to the Company, of this agreement, any employment agreement or offer letter between Executive and the Company, or any written agreement then in effect between Executive and the Company and/or any affiliate of or successor to the Company; or (iv) any relocation of Executive’s principal workplace by more than 35 miles from Executive’s then-current place of employment. In the event Executive believes Good Reason exists, then Executive must provide the Company’s (or, if applicable, any successor or parent entity of the Company) Board of Directors with written notice no later than ninety (90) days after such event or condition that Executive believes constitutes Good Reason occurs, specifying the alleged Good Reason event or condition. The Company, or an affiliate of or successor to the Company, as applicable, will have thirty (30) days to cure such event or condition (if curable), and Executive must terminate his or her employment within ten (10) days after the end of such thirty (30) day cure period if the Company, or its affiliate or successor as applicable, has not cured such event or condition.
(g)“Plan” means the Company’s 2021 Equity Incentive Plan, as may be amended from time to time.
(h)“Release Conditions” mean the following conditions: (i) Company has received the Executive’s executed Release and (ii) any rescission period applicable to the Executive’s executed Release has expired (without Executive having rescinded the executed Release).
(i)“Qualifying Termination” means a Separation that is not a CIC Qualifying Termination, but which results from the Company terminating the Executive’s employment for any reason other than Cause. A termination or resignation due to the Executive’s death or disability shall not constitute a Qualifying Termination.
(j)“Separation” means a “separation from service,” as defined in the regulations under Section 409A of the Code.
7.Successors.
(a)Company’s Successors. The Company shall require any successor (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company’s business and/or assets, by an agreement in substance and form satisfactory to the Executive, to assume this Agreement and to agree expressly to perform this Agreement in the same manner and to the same extent as the Company would be required to perform it in the absence of a succession. For all purposes under this Agreement, the term “Company” shall include any successor to the Company’s business and/or assets or which becomes bound by this Agreement by operation of law.
(b)Executive’s Successors. This Agreement and all rights of the Executive hereunder shall inure to the benefit of, and be enforceable by, the Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.
8.Golden Parachute Taxes.
(a)Best After-Tax Result. In the event that any payment or benefit received or to be received by Executive pursuant to this Agreement or otherwise (“Payments”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code and (ii) but for this subsection (a), be subject to the excise tax imposed by Section 4999 of the Code, any successor provisions, or any comparable federal, state, local or foreign excise tax (“Excise Tax”), then, subject to the provisions of Section 8, such Payments shall be either (A) provided in full pursuant to the terms of this Agreement or any other applicable agreement, or (B) provided as to such lesser extent which would result in no portion of such Payments being subject to the Excise Tax (“Reduced Amount”), whichever of the foregoing amounts, taking into account the applicable federal, state, local and foreign income, employment and other taxes and the Excise Tax (including, without limitation, any interest or penalties on such taxes), results in the receipt by Executive, on an after-tax basis, of the greatest amount of payments and benefits provided for hereunder or otherwise, notwithstanding that all or some portion of such Payments may be subject to the Excise Tax. Unless the Company and Executive otherwise agree in writing, any determination required under this Section shall be made by independent tax counsel designated by the Company and reasonably acceptable to Executive (“Independent Tax Counsel”), whose determination shall be conclusive and binding upon Executive and the Company for all purposes. For purposes of making the calculations required under this Section, Independent Tax Counsel may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code; provided that Independent Tax Counsel shall assume that Executive pays all taxes at the highest marginal rate. The Company and Executive shall furnish to Independent Tax Counsel such information and documents as Independent Tax Counsel may reasonably request in order to make a determination under this Section. The Company shall bear all costs that Independent Tax Counsel may reasonably incur in connection with any calculations contemplated by this Section. In the event that Section 8(a)(ii)(B) above applies, then based on the information provided to Executive and the Company by Independent Tax Counsel,

Executive may, in Executive’s sole discretion and within thirty (30) days of the date on which Executive is provided with the information prepared by Independent Tax Counsel, determine which and how much of the Payments (including the accelerated vesting of equity compensation awards) to be otherwise received by Executive shall be eliminated or reduced (as long as after such determination the value (as calculated by Independent Tax Counsel in accordance with the provisions of Sections 280G and 4999 of the Code) of the amounts payable or distributable to Executive equals the Reduced Amount). If the Internal Revenue Service (the “IRS”) determines that any Payment is subject to the Excise Tax, then Section 8(b) hereof shall apply, and the enforcement of Section 8(b) shall be the exclusive remedy to the Company.
(b)Adjustments. If, notwithstanding any reduction described in Section 8(a) hereof (or in the absence of any such reduction), the IRS determines that Executive is liable for the Excise Tax as a result of the receipt of one or more Payments, then Executive shall be obligated to surrender or pay back to the Company, within one-hundred twenty (120) days after a final IRS determination, an amount of such payments or benefits equal to the “Repayment Amount.” The Repayment Amount with respect to such Payments shall be the smallest such amount, if any, as shall be required to be surrendered or paid to the Company so that Executive’s net proceeds with respect to such Payments (after taking into account the payment of the Excise Tax imposed on such Payments) shall be maximized. Notwithstanding the foregoing, the Repayment Amount with respect to such Payments shall be zero (0) if a Repayment Amount of more than zero (0) would not eliminate the Excise Tax imposed on such Payments or if a Repayment Amount of more than zero would not maximize the net amount received by Executive from the Payments. If the Excise Tax is not eliminated pursuant to this Section 8(b), Executive shall pay the Excise Tax.
9.Miscellaneous Provisions.
(a)Section 409A. To the extent (i) any payments to which Executive becomes entitled under this Agreement, or any agreement or plan referenced herein, in connection with Executive’s termination of employment with the Company constitute deferred compensation subject to Section 409A of the Code and (ii) Executive is deemed at the time of such termination of employment to be a “specified” employee under Section 409A of the Code, then such payment or payments shall not be made or commence until the earlier of (i) the expiration of the six (6)-month period measured from the Executive’s Separation; or (ii) the date of Executive’s death following such Separation; provided, however, that such deferral shall only be effected to the extent required to avoid adverse tax treatment to Executive, including (without limitation) the additional twenty percent (20%) tax for which Executive would otherwise be liable under Section 409A(a)(1)(B) of the Code in the absence of such deferral. Upon the expiration of the applicable deferral period, any payments which would have otherwise been made during that period (whether in a single sum or in installments) in the absence of this paragraph shall be paid to Executive or Executive’s beneficiary in one lump sum (without interest). Except as otherwise expressly provided herein, to the extent any expense reimbursement or the provision of any in-kind benefit under this Agreement (or otherwise referenced herein) is determined to be subject to (and not exempt from) Section 409A of the Code, the amount of any such expenses eligible for reimbursement, or the provision of any in-kind benefit, in one calendar year shall not affect the expenses eligible for reimbursement or in kind benefits to be provided in any other calendar year, in no event shall any expenses be reimbursed after the last day of the calendar year following the calendar year in which Executive incurred such expenses, and in no event shall any right to reimbursement or the provision of any in-kind benefit be subject to liquidation or exchange for another benefit. To the extent that any provision of this Agreement is ambiguous as to its exemption or compliance with Section 409A, the provision will be read in such a manner so that all payments hereunder are exempt from Section 409A to the maximum permissible extent, and for any payments where such construction is not tenable, that those payments comply with Section 409A to the maximum permissible extent. To the extent any payment under this Agreement may be classified as a “short-term deferral” within the meaning of Section 409A, such payment shall be deemed a short-term deferral, even if it may also qualify for an exemption from Section 409A under another provision of Section 409A. Payments pursuant to this Agreement (or referenced in this Agreement) are intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the regulations under Section 409A. To the extent any nonqualified deferred compensation subject to Section 409A of the Code payable to the Executive hereunder could be paid in one or more taxable years depending upon the Executive completing certain employment-related actions (such as resigning after a failure to cure a Good Reason event and/or returning the Release), then any such payments will commence or occur in the later taxable year to the extent required by Section 409A of the Code.
(b)Other Arrangements. This Agreement supersedes any and all cash severance and notice arrangements and vesting acceleration arrangements under any agreement governing Equity Awards, severance and salary continuation arrangements, programs and plans which were previously offered by the Company to the Executive, including employment agreement or offer letter, and Executive hereby waives Executive’s rights to such other benefits. In no event shall any individual receive cash severance benefits under both this Agreement and any other vesting acceleration, severance pay or salary continuation program, plan or other arrangement with the Company. For the avoidance of doubt, in no event shall Executive receive payment under both Section 2 and Section 3 with respect to Executive’s Separation. In no event will Executive be entitled to equity acceleration or severance benefits under both this policy and any other acceleration or severance policies or programs sponsored by the Company. Notwithstanding the foregoing, each of Executive’s then outstanding Equity Awards granted prior to October [ ], 2021 shall remain subject to the acceleration terms set forth therein and not those set forth in this Agreement, except that any incremental acceleration provided by this Agreement would be applicable to these then outstanding Awards. For the avoidance of doubt, Section 3(b) shall overwrite and supersede all acceleration provisions in any then outstanding Equity Awards granted on or after October [ ], 2021, even those acceleration provisions that would have otherwise applied in circumstances or events where Section 3(b) would not cause acceleration. Notwithstanding the foregoing, the vesting acceleration benefits described herein may be superseded in (i) agreements regarding awards that vest upon satisfaction of performance criteria entered into before or after the date of this Agreement and (ii) award agreements entered into or amended following the date of this Agreement, provided as to (ii) only that any such superseding award agreements expressly reference and overwrite the terms of this Agreement. Notwithstanding anything to the contrary in Section 2 or 3, if the Executive is entitled to severance or notice periods under applicable law, the amounts payable under Section 2 or 3 shall be correspondingly reduced for the Company’s assessment of the value of any vesting, cash, and other benefits conferred or conferrable pursuant to those rights.
(c)Dispute Resolution. To ensure rapid and economical resolution of any and all disputes that might arise in connection with this Agreement, Executive and the Company agree that any and all disputes, claims, and causes of action, in law or equity, arising from or relating to this Agreement or its enforcement, performance, breach, or interpretation, will be resolved solely and exclusively by final, binding, and confidential arbitration, by a single arbitrator, in San Francisco County, and conducted by Judicial Arbitration & Mediation Services, Inc. (“JAMS”) under its then-existing employment rules and procedures. Nothing in this section, however, is intended to prevent either party from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. Each party to an arbitration or litigation hereunder shall be responsible for the payment of its own attorneys’ fees.
(d)Notice. Notices and all other communications contemplated by this Agreement shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by U.S. registered or certified mail, return receipt requested and postage prepaid or deposited with Federal Express Corporation, with shipping charges prepaid. In the case of the Executive, mailed notices shall be addressed to him or her at the home address which he or she most recently communicated to the Company in writing. In the case of the Company, mailed notices shall be addressed to its corporate headquarters, and all notices shall be directed to the attention of its Secretary.
(e)Waiver. No provision of this Agreement shall be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by the Executive and by an authorized officer of the Company (other than the Executive). No waiver by either party of any breach of, or of compliance with, any condition or provision of this Agreement by the other party shall be considered a waiver of any other condition or provision or of the same condition or provision at another time.
(f)Withholding Taxes. All payments made under this Agreement shall be subject to reduction to reflect taxes or other charges required to be withheld by law.
(g)Severability. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision hereof, which shall remain in full force and effect.
(h)No Retention Rights. Nothing in this Agreement shall confer upon the Executive any right to continue in service for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Company or any subsidiary of the Company or of the Executive, which rights are hereby expressly reserved by each, to terminate his or her service at any time and for any reason, with or without Cause.
(i)Choice of Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of California (other than its choice-of-law provisions).

IN WITNESS WHEREOF, each of the parties has executed this Agreement, in the case of the Company by its duly authorized officer, as of the day and year first above written.

EXECUTIVE	BASIS GLOBAL TECHNOLOGIES, INC.

By:
Title: